Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Nine Months Ended September 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
	(in thousands, except ratios)
Earnings
Pre-tax income (loss)	$90,122	$84,627	$37,102	$(18,265)	$(153,400)	$125,194
Add: dividends received from equity investees	719	335	444	681	707	571
Less: noncontrolling interest income	(2,357)	(3,283)	(2,325)	(1,370)	(2,219)	(1,949)
Less: income (loss) from equity investees	527	(393)	(807)	(270)	(954)	(517)
	89,011	81,286	34,414	(19,224)	(155,866)	123,299

Fixed charges:(2)
Interest expense, gross(3)	8,448	10,948	12,289	11,602	10,686	10,115
Interest portion of rent expense	3,631	4,958	5,405	6,832	6,651	6,462

a) Fixed charges	12,079	15,906	17,694	18,434	17,337	16,577

b) Earnings for ratio(4)	$101,090	$97,192	$52,108	$(790)	$(138,529)	$139,876

Ratios:
Earnings to fixed charges (b/a)(5)	8.4	6.1	2.9	N/A	N/A	8.4

Deficit of earnings to fixed charges	N/A	N/A	N/A	$(19,224)	$(155,866)	N/A

(1)
We had no preferred stock outstanding for any period presented and accordingly our ratio of earnings to combined fixed charges and preferred stock dividends is the same as our ratio of earnings to fixed charges for all periods presented.

(2)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.

(3)	Interest expense, gross, includes amortization of prepaid debt fees.

(4)
Earnings for ratio consists of income (loss) from continuing operations before income taxes, plus dividends received from equity method investments, less income from equity investees, less income attributable to noncontrolling interests.

(5)	Earnings to fixed charges ratio is not calculated for years with a Deficit of earnings to fixed charges amount as the ratio is less than 1:1.